Exhibit 99.1

NXT ENERGY SOLUTIONS EXECUTES US $13.4 MILLION
SFD® SURVEY CONTRACT TO COMMENCE IN MAY, 2015

CALGARY, ALBERTA, May 12, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC QB:NSFDF) is pleased to advise that it has now executed the formal binding contract previously announced on April 16, 2015 for US $13.4 million.

 NXT Energy notes that the contract is with a new client, Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), which is the National Oil Company of Bolivia.

It is anticipated that the aerial Stress Field Detection ("SFD®") survey project will commence in May, 2015, pending receipt of customary local permits.  As part of the contract, NXT Energy will receive a 20% deposit advance at commencement of the project.

George Liszicasz, President and CEO of NXT Energy, noted “we are very proud to have received this significant contract with YPFB, one of the major NOCs in South America.  Given the large frontier areas in Bolivia, we view this project as the first step in building a strategic long-term partnership with YPFB and its subsidiaries, and are looking forward to undertaking this exciting new project.”

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward looking statements include expectations related to the timing and scope of the survey project.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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